FOR IMMEDIATE RELEASE

AutoChina International Provides Update on Operations and Outstanding Matters,
Closes on New $10.1 Million Credit Facility

Key Highlights:
•	AutoChina leased 3,446 commercial vehicles and opened 36 store branches in second quarter of 2011
•	AutoChina received a new credit facility from CITIC Bank totaling RMB65 million
•
AutoChina continues appeal process with the Office of the Chief Accountant (“OCA”) of the U.S. Securities and Exchange Commission (“SEC”) regarding accounting treatment for the Earn-out and anticipates filing its audited financial results for the year ended December 31, 2010, once that process is complete, which may take several weeks

Shijiazhuang, Hebei Province, China – July 15, 2011 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that the Company leased 3,446 commercial vehicles in the second quarter of 2011, compared to 4,130 in the second quarter of 2010. Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 27,000 trucks.

During the second quarter of 2011, the Company opened 36 new commercial vehicle financing and service centers in the Anhui, Fujian, Gansu, Guangdong, Guizhou, Henan, Hubei, Hunan, Jiangsu, Jiangxi, Liaoning, Shanxi, Sichuan, and Zhejiang provinces, and the Inner Mongolia autonomous region. As of June 30, 2011, the Company operated 354 commercial vehicle financing and service centers, compared to 193 as of June 30, 2010.

Company Closes on New Credit Facility
The Company also announced that it recently closed on a new credit facility from existing lender CITIC Bank, a wholly owned subsidiary of China International Trust and Investment Corporation (“CITIC”).  The facility provides AutoChina with access to additional lending totaling up to RMB65 million (approximately $10.1 million).

Mr. Yong Hui Li, Chairman and Chief Executive Officer, commented, “We are pleased to continue our partnership with CITIC with this new credit facility, which will provide us with funding to further expand the Company’s commercial truck leasing business.  We have worked with CITIC since September 2009 and feel that our ongoing association with the firm is a testament to the strength and integrity of AutoChina’s business and management team. We have also been very pleased with the results of the pioneering securitization program through CITIC that we announced last year, which provides us with an additional source of funding.  We expect to continue leveraging our partnerships and our expanding geographic footprint to continue distinguishing ourselves from our competitors, who are generally much smaller in size.  We believe that we have built a strong foundation that can serve as a platform for long-term growth.”

AutoChina International Ltd.	Page 2
July 15, 2011

Update on Potential Restatement
As announced on June 30, 2011, AutoChina is appealing the OCA’s decision that the Earn-out Provision, which was part of its initial business combination in 2009, be treated as a derivative financial instrument. The appeals process is ongoing and has not yet concluded.

The Company believes it is appropriate to wait until the appeals process has concluded before filing its audited financial results for the year ended December 31, 2010.  AutoChina is working closely with its advisors, legal counsel, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, and Crowe Horwath LLP to expeditiously resolve the appeals process and to prepare the necessary documents should the Company be required to restate its previously reported financial statements.

Mr. Li concluded, “We continue to work closely with all appropriate parties on this potential restatement, which focuses on the Earn-out and is not expected to negatively affect AutoChina’s operations. We will keep our existing shareholders, analysts, and potential investors apprised of our progress in filing our Form 20-F.”

Update on SEC Investigation
As announced on June 30, 2011, the Company is being investigated by the SEC. This investigation began independently of the Company voluntarily bringing any accounting matters to the attention of the OCA, and the OCA process did not trigger the SEC investigation. The SEC has informed AutoChina that the investigation is a non-public, fact finding inquiry and does not mean that the SEC has concluded that AutoChina has committed any wrongdoing.

AutoChina voluntarily disclosed the existence of the SEC inquiry on June 30, 2011.  The Company continues to fully cooperate with SEC staff regarding their investigation.

About AutoChina International Limited:
AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 354 commercial vehicle financing centers across China and primarily provides sales-type leasing and support services for local customers.  The Company’s website is http://www.autochinaintl.com.

AutoChina International Ltd.	Page 3
July 15, 2011

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Adam Prior
(858) 997-0680 / jcwang@autochinaintl.com	Vice President
(212) 836-9606 / aprior@equityny.com

Carolyne Yu
Account Executive
(212) 836-9610 / cyu@equityny.com